

May 12, 2011

Mr. Ralph W. Babb, Jr.
Chairman, President and Chief Executive Officer
Comerica Incorporated
Comerica Bank Tower
1717 Main Street, MC 6404
Dallas, Texas 75201

> **Re:** **Comerica Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-10706**

Dear Mr. Babb,

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Exhibit 13

Balance Sheet and Capital Funds Analysis
Analysis of Investment Securities and Loans, page 31

1. We note that you hold $39 million in municipal securities as of December 31, 2010. We also understand that banks may have involvement with municipalities as underwriters of bond offerings, as providers of guarantees (typically letters of credit), and through the offering of deposit services, direct loans and other traditional banking products. Given the budget deficits that many states and municipalities are currently facing and recent concerns over municipal bond defaults, we believe that additional disclosure in this area is warranted. Accordingly, please revise your future filings to provide disclosure that

summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities and consider providing a risk factor to address any risk concentration or exposure to the municipal industry.

Critical Accounting Policies
Allowance for Credit Losses – Allowance for Loan Losses, page 61

2. You disclose that an additional allowance is established to capture probable losses that are not necessarily captured by the application of standard reserve factors or identified industry-specific risks, and that this additional allowance reflects your view that the allowance should recognize the margin for error inherent in the process of estimating expected loan losses. It appears that this additional allowance is subject to more judgment and uncertainty than the other quantitative components of your allowance. Please address the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements by revising your disclosure in future filings to include the following:

    •   Describe your method for calculating the additional allowance, including the qualitative factors considered;

    •   Identify any adjustments to your methodology that have been made in the periods presented; and

    •   Describe the underlying reasons for any changes to your additional allowance for the periods presented.

Goodwill, page 65

3. We note your disclosure that as of the date of your most recent impairment test, the estimated fair values of all reporting units exceeded their carrying amounts, including goodwill. We also note prior discussions regarding your goodwill impairment testing and related disclosures. As previously requested, please revise your future filings to disclose the percentage by which fair value exceeded the carrying value of each reporting unit.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies
Allowance for Loan Losses, page 79

4. You disclose for business and certain retail loans identified based on the combination of internally assigned ratings and a defined dollar threshold set periodically, the Corporation performs a detailed credit quality review quarterly to determine whether impairment exists and establishes a specific allowance for such loans. Please revise your disclosure

in future filings to state the defined dollar threshold, and disclose more specifically when and how often you change this threshold.

5. You disclose internal risk ratings are assigned to each business loan at the time of approval and are subjected to subsequent periodic reviews by your senior management. Please revise your disclosure in future filings to specifically state the date or range of dates in which the internal risk ratings were updated. In this regard, specifically clarify what you mean by periodic. Refer to ASC 310-10-50-29(c).

Nonperforming Assets, page 81

6. You disclose that business loans and debt securities are generally placed on nonaccrual status when management determines full collection of principal or interest is unlikely or when principal or interest payments are 90 days past due, unless the loan is fully collateralized and in the process of collection. Please revise your disclosure in future filings to state the point at which you charge off business loans. Refer to ASC 310-10-50-11B(b).

Note 5 – Credit Quality and Allowance for Credit Losses, page 101

7. In future filings, please revise notes (b) and (c) to the tabular disclosure on page 104 to describe the types of potential credit weaknesses that deserve management's close attention for special mention loans, and the types of well-defined weaknesses that jeopardize the orderly payment for loans classified as substandard. Also, please address how special mention and substandard classifications relate to the likelihood of loss of the respective loans.

Note 22 – Contingent Liabilities, page 135

8. You disclose the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on your consolidated financial condition. Please revise your disclosure in future filings to also state, if true, the amount of any incremental liability is not expected to have a material adverse effect on your results of operations.

9. You disclose that you cannot state with confidence a range of reasonably possible losses, and you disclose that you believe the maximum amount of reasonably possible losses would not have a material adverse effect on your consolidated financial condition. It appears your threshold for disclosure is whether you can estimate with confidence a range of reasonably possible losses. We do not believe this criterion is consistent with the guidance in ASC 450. It also appears you are able to quantify the impact of reasonably possible losses based upon your disclosure relative to your consolidated financial condition. Please revise your disclosure in future filings to either quantify the

amount of reasonably possible losses in excess of amounts accrued, or state, if true, the maximum amount of reasonably possible losses would not have a material adverse effect on your consolidated results of operations or your consolidated financial condition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3512 with any other questions.

Sincerely,

Stephanie L. Hunsaker
Senior Assistant Chief Accountant